GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

17 December 2003

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Exemption File 82-5204

New GKN PLC

Dear Sirs,

GKN plc – Trading Statement and Block Listing announcements

For your information I enclose a copy of the above announcements.

Yours faithfully,

pp **David Pavey**
Assistant Company Secretary

Enc.

dlw 1/20

For Immediate Release **16 December 2003**

GKN Pre-close Period Trading Update for Year ending 31 December, 2003

Trading since our interim results announcement in August has been in line with our expectations and the outturn for 2003 as a whole should meet current market projections, where the consensus estimate of profit before tax, exceptional items and goodwill amortization is £242m.

Our major automotive and aerospace markets continue to perform as forecast. Automotive production in the third quarter was lower than last year in both North America and Europe, although, as predicted, some recovery has been seen in the fourth quarter. However fourth quarter production is still expected to fall slightly short of last year's levels.

Our Driveline business, which benefits from a strong position in emerging markets, has continued to perform steadily. In Aerospace, results are broadly in line with plan with AgustaWestland performing better than expected.

The Powder Metallurgy business has seen little of the benefits of its on-going operational improvements due to lower automotive volumes and the difficult conditions facing its major US domestic customers. Action plans to further accelerate Powder Metallurgy's recovery to an acceptable level of profitability are well advanced. We now consider it appropriate to make an impairment charge of some £90m in respect of goodwill in this Division which will be taken in December 2003. There is no cash cost associated with this charge which will be off set, to a large extent, by the £60m profit on the disposal of our stake in Alvis plc, which took place in September, and which will be shown as an exceptional item.

Looking ahead to 2004, most forecasts show a small pick-up in automotive demand and little change in aerospace markets. Against that background, the group expects to make continuing improvement in its underlying performance although the overall result will be impacted by the £17m increase in UK pension costs previously indicated.

Strategically, GKN remains well positioned, particularly in respect of its strong global presence, access to low cost production economies, product technology and its market leadership positions. The development of the group will continue to take full advantage of these strengths.

The preliminary announcement of the full results for the year ending 31 December 2003 will be made on 1 March 2004.

Further enquiries:

GKN Investor Relations
Tel: 020 7463 2382

GKN Corporate Communications
Tel: 020 7463 2354

17 December 2003

GKN plc (the "Company")

Application was made on 16 December 2003 to the Financial Services Authority and the London Stock Exchange Plc for a total of 725,000 Ordinary shares of 50p each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 18 December 2003 and trading will commence on 19 December 2003.

These shares are being reserved under a block listing and will be issued pursuant to the following scheme(s):

Scheme(s)	Shares
GKN SAYE Share Option Scheme 2001	725,000

When issued, these shares will rank pari passu with the existing Ordinary shares.